UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	Pearson PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Type 1 disclosure as per the Transparency Directive II Regulation	X
3. Full name of person(s) subject to thenotification obligation: iii	Schroders plc
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	25.01.17
6. Date on which issuer notified:	26.01.17
7. Threshold(s) that is/are crossed orreached: vi, vii	Above 10%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
NumberofShares		NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0006776081	43,354,783	42,272,781	84,514,044	N/A	83,588,488	N/A	10.167%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii		Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.		% of votingrights
N/A	N/A		N/A	N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A	Nominal		Delta
					N/A		N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
83,588,488				10.167%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
Schroder & Co. Limited 2,634,084 0.32% Schroders (C.I.) Limited 123,958 0.015% Schroder Investment Management Limited 80,830,446 9.832%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements. This disclosure has been calculated based on issue share capital amount 822,126,713.

14. Contact name:	Shaheen Hussain
15. Contact telephone number:	+44 207 658 6000

Natalie Dale
Deputy Company Secretary
Pearson plc

27 January 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 January 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary